Exhibit 12.1

CKE RESTAURANTS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
FOR THE FISCAL YEARS ENDED JANUARY 31
(Dollars in thousands)

	2009	2008	2007	2006	2005
Earnings before fixed charges:
Income before income taxes and discontinued operations	$58,489	$59,731	$88,213	$59,747	$23,633
Fixed charges	60,427	63,809	49,447	52,650	68,765
	$118,916	$123,540	$137,660	$112,397	$92,398

Fixed charges:
Interest expense	$28,609	$33,033	$19,768	$22,988	$36,775
Interest component of rent expense	31,818	30,776	29,679	29,662	31,990
	$60,427	$63,809	$49,447	$52,650	$68,765

Ratio of earnings to fixed charges	2.0	1.9	2.8	2.1	1.3

Deficiency (if any)	$—	$—	$—	$—	$—
Rent expense	95,455	92,329	89,038	88,985	95,971
Interest component (1/3 of rent expense)	31,818	30,776	29,679	29,662	31,990